

March 31, 2014

<u>Via E-mail</u>
Mark E. Kuchenrither
Chief Financial Officer
EZCorp, Inc.
1901 Capital Parkway
Austin, Texas 78746

>   **Re: EZCorp, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2013**
>   **Filed November 27, 2013**
>   **Form 10-Q for the Quarterly Period Ended December 31, 2013**
>   **Filed February 7, 2014**
>   **File No. 0-19424**

Dear Mr. Kuchenrither:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28</u>

<u>Overview, page 28</u>

1. We note your statements on page 28 and 93 that your business consists of three reportable segments based on geography, including the U.S. & Canada segment, the Latin America segment, and the Other International segment, which includes but is not limited to the Cash Genie online business in the U.K. We also note your disclosure on page 32 that "[a]s of September 30, 2013, [y]our U.S. online lending business operated in six states. [. . .][You] also offer single- and multiple-payment loans online in the U.K." Given your disclosure on page 10 and elsewhere regarding your belief that the "largest

Mr. Mark E. Kuchenrither
EZCorp, Inc.
March 31, 2014
Page 2

growth opportunities are with [. . .] online lending," please revise your Management Discussion and Analysis to discuss the role of online lending and sales in the context of your business strategy and your liquidity, capital resources and results of operations. Please show us what this disclosure will look like.

2. We note your indication on pages 10 and 18 that your growth plans include significant expansion in Mexico. Here or in an appropriate place in your annual report, please elaborate upon these plans to discuss in greater detail your expansion plans, including where and how you plan to expand including your plans for financing.

3. We note your disclosure on page 31, "We record a valuation allowance for obsolete or slow-moving inventory based on the type and age of merchandise. We generally establish a higher allowance percentage on general merchandise, as it is more susceptible to obsolescence, and establish a lower allowance percentage on jewelry, as it generally has greater inherent commodity value. At September 30, 2013, our total allowance was 2.8% of gross inventory, compared to 4.9% at September 30, 2012. Changes in the valuation allowance are charged to merchandise cost of goods sold." We also note the disclosure on page 6 where you state that the lower valuation allowance is reflective of "periodic analyses." Explain to us in further detail the analyses that were performed which necessitated this significant decrease in the allowance and explain to us if you identified any deficiencies or errors related to your previous valuation methods. Also confirm to us that inventory reserves are relieved through income only when the inventory is sold and not based on changes in management judgment.

4. Please explain to us and disclose the reasons for the materially different effective tax rates of your continuing and discontinued operations.

Critical Accounting Policies and Estimates, page 33

Goodwill and Other Intangible Assets, page 36

5. Given the material amount of goodwill on your balance sheet, please consider the following guidance when preparing your future filings. Please clearly indicate within your Critical Accounting Policies and Estimates how you determine your reporting units for purposes of goodwill impairment testing and disclose whether any of your reporting units are at risk of failing step one of the impairment test. Please note that a reporting unit is at risk of failing step one of the impairment test if it has a fair value that is not substantially in excess of carrying value. If you believe no reporting units are at risk or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please ensure you disclose the following:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;

- A description of the methods and key assumptions used and how the key assumptions were determined;

- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Results of Operations, page 37

6. You discuss the business reasons for changes in the various line items of your statements of operations. In circumstances where you identify more than one business reason contributing to a change, please quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, you state on page 39 that operations expense increased 15%, or $44.1 million, "due to higher operating costs at new and acquired stores, increased labor, benefits and additional investments made in infrastructure to support our growth." While this information is helpful, you do not quantify the extent to which the segment expenses were affected by each of these reasons. Please also quantify, to the extent material, the impact of foreign currency fluctuations on each line item. Please refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Other International, page 42

7. We note your statement that the $5.5 million decrease of equity in the net income of unconsolidated affiliates was partially due to "a prior period adjustment of Cash Converter's earnings." Explain to us in detail the nature of this prior period adjustment.

Report of Independent Registered Accounting Firm, page 57

8. After consulting with your predecessor auditor, please explain to us why their audit opinion does not contain an explanatory paragraph indicating the financial statements have been restated for the correction of an error disclosed on page 63. Please refer to paragraph 18A. of AU Section 508.

Note 1: Organization and Summary of Significant Accounting Policies, page 63

Prior Year Cash Flow Statement Correction of Error, page 63

9. It appears the cash flow statement error you disclose and labeled "restated" was quantitatively material to your fiscal 2012 operating and financing activities cash flows. Please address the following items:

    *   Please tell us how and when you identified this error. Explain to us your basis for not amending your previously filed Form 10-K for the fiscal year ended September 30, 2012 to provide restated financial statements. Since you also did not file an Item 4.02 Form 8-K or label the statement of cash flows "as restated" and your auditors did not reference the error in their audit report, it appears you might have concluded that the adjustment represented the correction of an immaterial error. Please provide us with your qualitative and quantitative assessment of materiality which supports a conclusion that the adjustment was not material to your historical financial statements. Please refer to SAB Topic 99.

    *   We note that you classified the "Dividends from unconsolidated affilitiates" line item within investing activities in your prior year Form 10-K, but reclassified this line item to operating activities in the current Form 10-K. Please explain to us the reason for this reclassification and clarify if it also represents the correction of an error. If an error, please include this adjustment in your materiality analysis.

    *   Explain to us how this error impacted your conclusions reached with respect to your disclosure controls and procedures and your internal controls over financial reporting. In this regard, tell us and disclose if there have been any changes made to your internal controls over financial reporting subsequent to the discovery of the error.

    *   Tell us if you disclosed the nature and amount of the $15.1 million refinancing gain in your fiscal 2012 Form 10-K.

Note 3: Acquisitions, page 72

10. We note that the noncontrolling interest holders for certain of your subsidiaries have put options with respect to their shares. Please address the following comments:

    *   Explain to us how you determined whether or not the put options are freestanding financial instruments as defined under ASC 480-10 or other applicable GAAP, such as ASC 815. If you determined that the put options are embedded features of the noncontrolling interest, please explain how you concluded the embedded put rights should not be recognized separately from the noncontrolling interest under ASC 815.

- We note from your disclosure on page 75 that the Cash Genie noncontrolling interest holders exercised their put options during fiscal 2013. Please tell us how this transaction impacted your EPS computations, if at all, and how you apply the EPS guidance of ASC 480-10-S99-3A-22b.

Note 9: Long-Term Debt and Capital Lease Obligations, page 82

11. We note your disclosures on page 83 regarding the renegotiations of Grupo Finmart's revolving line of credit during the third and fourth quarters of fiscal 2012. You disclose that you amortized the remaining unamortized premiums of $2.8 million and $4.4 million due to "the substantial improvement in the renegotiated terms" and reflected these amounts as reductions to interest expense. Citing authoritative accounting guidance, please tell us why these refinancings resulted in the accelerated amortization of debt premiums.

Note 20: Allowance For Losses and Credit Quality of Financing Receivables, page 99

12. You disclose on page 99 that you consider one payment of a multiple-payment consumer loan to be defaulted if one payment is delinquent and consider the entire loan to be defaulted if more than one payment is delinquent at any time. Based on your table on page 101, however, we note that you have a $29.5 million recorded investment in unsecured long-term consumer loans at September 30, 2013 that are greater than 90 days past due and still accruing interest. Since we would expect that loan repayments are made on at least a monthly basis and that financing receivables greater than 90 days past due would likely have at least two missed payments, please tell us why this column reflects a balance. If our understanding is incorrect, please advise.

Valuation and Qualifying Accounts, page 106

13. Please present activity within your rollforwards on a gross basis.

Item 11. Executive Compensation, page 115

Components of Compensation, page 121

Discretionary Bonuses, page 123

14. With a view towards improving future disclosure, please tell us how the Compensation Committee assessed performance with respect to the discretionary bonuses awarded to certain executive officers awarded in connection with either (a) your fiscal 2013 performance and "achieve[ment of] important strategic objectives (including geographic, product and channel diversification)" or (b) the "formulat[ion of] an effective plan for fiscal 2014," as applicable. Please describe the analysis the Committee undertook to determine the various payout levels and amounts.

Summary Compensation Table, page 126

15. We note the amounts shown in the Summary Compensation Table for 2013 in the Salary column. With a view towards improving future disclosure, please explain to us, in detail, how you calculated those amounts.

Form 10-Q for the Quarterly Period Ended December 31, 2013

Non-GAAP Disclosure, page 36

16. Although EBITDA should be reconciled to net income, we note you reconciled EBITDA to income from continuing operations. Accordingly, please revise your disclosure in future filings. Refer to Question 103.02 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures updated July 8, 2011 which can be found at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696 or Mara Ransom, Assistant Director, at (202) 551-3264 if you have questions regarding any other comments. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief